UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

(Amendment No. 2)*

MAIR Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

560635104

(CUSIP Number)

Bryant R. Riley

c/o Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA

310-966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box.:  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560635104	13D	Page 2

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Riley Investment Partners Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Cayman Islands
Number of Shares	7	Sole Voting Power 1,062,229
Beneficially Owned by	8	Shared Voting Power -0-
Each Reporting	9	Sole Dispositive Power 1,062,229
Person With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,229
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.2%[1]
14	Type Of Reporting Person (See Instructions) PN

———————

1

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 3

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Riley Investment Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware
Number of Shares	7	Sole Voting Power 1,062,229[1]
Beneficially Owned by	8	Shared Voting Power 293,752[2]
Each Reporting	9	Sole Dispositive Power 1,062,229[1]
Person With	10	Shared Dispositive Power 293,752[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,229[2]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 5.2%[3]
14	Type Of Reporting Person (See Instructions) IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,062,229 shares of Common Stock owned of record by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 293,752 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 4

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) B. Riley & Co. Retirement Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization California
Number of Shares	7	Sole Voting Power 20,848
Beneficially Owned by	8	Shared Voting Power -0-
Each Reporting	9	Sole Dispositive Power 20,848
Person With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,848
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.1%[1]
14	Type Of Reporting Person (See Instructions) EP

———————

1

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 5

1	Name of Reporting Persons. I.R.S. Identification Nos. of above Person (entities only) Bryant R. Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States Of America
Number of Shares	7	Sole Voting Power 1,083,077[1]
Beneficially Owned by	8	Shared Voting Power 293,752[2]
Each Reporting	9	Sole Dispositive Power 1,083,077[1]
Person With	10	Shared Dispositive Power 293,752[2]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,077
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13	Percent of Class Represented by Amount in Row (11) 5.3%[3]
14	Type Of Reporting Person (See Instructions) IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,062,229 shares owned of record by Riley Investment Partners Master Fund, L.P.  Also includes 20,848 shares owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 20,848 shares owned of record by B. Riley & Co. Retirement Trust.

2

Riley Investment Management LLC has shared voting and dispositive power over 293,752 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial ownership of these shares.

CUSIP No. 560635104	13D	Page 6

3

Based on 20,591,840 shares of common stock of MAIR Holdings, Inc. (“MAIR” or the “Issuer”) outstanding at September 30, 2006, as reported in MAIR’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 8, 2006.

CUSIP No. 560635104	13D	Page 7

Item 4.

Purpose of the Transaction

Item 4 as previously filed is amended to add the following information:

On January 8, 2007, RIP, along with another shareholder of the Issuer, Thales Fund Management, LLC, filed an objection (the “Objection”) in Mesaba's chapter 11 case pending in the United States Bankruptcy Court in the District of Minnesota. The Objection was filed in response to a motion (the "Motion") brought by the Official Committee of Unsecured Creditors (the “Committee”), seeking to terminate exclusivity so that the Committee could file a plan of reorganization that would implement Mesaba's sale to Northwest. Among other things, the Objection stated that the Motion should be denied because the Committee did not satisfy the requisite showing of cause to terminate exclusivity. The Objection also stated that if the Motion is granted: (i) exclusivity should be opened to permit any party to file a plan; and (ii) if any party, including the Committee or Mesaba, files a plan that implements Mesaba's sale to Northwest, the Court should direct Mesaba to impose a market test for the sale of its reorganized equity. Finally, the Objection also stated that Mesaba, and not the Committee, is the owner of Mesaba's claims against Northwest, which is Mesaba's single largest asset.  The Objection states that as a result, the Committee has no standing to pursue and settle these claims.

The foregoing description of the Objection is qualified in its entirety by reference to the Objection attached as Exhibit A.

Item 5.

Interest in Securities of the Issuer

Item 5(c) as previously filed is hereby amended to add the following:

(c)

The Reporting Persons have not effected any transactions in Common Stock since their previous Schedule 13D amendment.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

RIP and Thales Fund Management filed the Objection (see Item 4) and may continue to file additional objections, either alone or jointly.

Item 7.

Material to be filed as Exhibits

Exhibit A

Objection, filed January 8, 2007, for an order modifying the Debtor’s exclusive right to file and solicit approval of a Plan of Reorganization.

CUSIP No. 560635104	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 8, 2007

Riley Investment Partners Master Fund, L.P
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 560635104	13D	Page 1

EXHIBIT A

Hearing Date: January 9, 2007 at 11:00 a.m.

UNITED STATES BANKRUPTCY COURT

DISTRICT OF MINNESOTA

--------------------------------------------------x

In re:

:

:

05-39258 (GFK)

MESABA AVIATION, INC.,

:

DBA MESABA AIRLINES,

:

Honorable Gregory F. Kishel

:

             Debtor.

:

Chapter 11

:

--------------------------------------------------x

OBJECTION OF RILEY INVESTMENT PARTNERS MASTER FUND, L.P. AND

THALES FUND MANAGEMENT, LLC TO MOTION OF OFFICIAL COMMITTEE OF

UNSECURED CREDITORS, PURSUANT TO 11 U.S.C. §§ 105(A), 1103, 1109 AND

1121(D) FOR AN ORDER MODIFYING THE DEBTOR’S EXCLUSIVE RIGHT TO

FILE AND SOLICIT APPROVAL OF A PLAN OF REORGANIZATION

Riley Investment Partners Master Fund, L.P. and Thales Fund Management, LLC (each a shareholder of MAIR Holdings, Inc. and together, the “Shareholders”), as substantial shareholders (along with Northwest) of the Debtor’s parent company MAIR Holdings, Inc. (“MAIR”) hereby file this objection (the “Objection”) to the Motion of the Official Committee of Unsecured Creditors (the “Committee”)  Pursuant to 11 U.S.C. §§ 105(a), 1103, 1109 and 1121(d) for an Order Modifying the Debtor’s Exclusive Right to File and Solicit Approval of a Plan of Reorganization (the “Motion”), and respectfully state as follows:1

PRELIMINARY STATEMENT

1.     Having precipitated Mesaba’s chapter 11 filing by virtue of its numerous breaches of the ASA, Northwest (with the support of the Committee) now seeks to fast-track an insider buyout of Mesaba at a bargain basement price.  Without the approval of the Debtor’s

———————

Each capitalized term not defined herein shall have the meaning ascribed to it in the Motion.

board of directors and MAIR, the Committee, Northwest and the Debtor’s management have reached an agreement whereby Northwest will purchase all of the equity in reorganized Mesaba and settle Mesaba’s $252.8 million claim against Northwest, in exchange for a $145 million allowed general unsecured claim in the Northwest bankruptcy cases (the “Northwest Transaction”).

2.     The Committee describes the Northwest Transaction as a “fully negotiated stock purchase and reorganization agreement with no significant open issues remaining.”  (Motion, ¶14.)  Much like most of its Motion, however, this is just the Committee’s wishful thinking.  The Debtor’s board and its sole shareholder MAIR, both of which need to approve the Northwest Transaction pursuant to Mesaba’s bylaws, have not done so—and for good reason.2  For their part, the Shareholders oppose the Motion and the Northwest Transaction, and their interests are aligned with the vast majority of other MAIR shareholders (with the notable exception of Northwest who owns 28% of MAIR’s outstanding shares).

3.     As a starting point, the Shareholders are aware of no principle under the Bankruptcy Code or applicable law that allows an insider (Northwest) to retain for itself all of the residual value of a debtor so long as creditors of a debtor favor that outcome.  That, however, is precisely what granting the Motion would set in motion since the Committee has made clear that it will file a plan that will implement the Northwest Transaction and facilitate Northwest’s acquisition of Mesaba in exchange for a distribution to Mesaba’s creditors.  At a minimum, the conflicts of interest in this case—particularly those of Northwest who negotiated the ASA on

———————

2

The Shareholders also submit that the Northwest Transaction requires not only the approval of Mesaba’s board, and MAIR, but also the MAIR shareholders because it constitutes a transaction that is so significant that a shareholder vote is required by Minnesota law.  Moreover, as a public corporation, MAIR is prohibited by the Minnesota Business Corporation Act from authorizing the Northwest Transaction without first complying with certain requirements intended to protect MAIR’s non-insider shareholders.

both sides of the table knowing all along it was going to file for chapter 11 protection—are sufficient to deny the Committee’s Motion and permit the Debtor’s board of directors (which should be seeking to maximize value for all stakeholders, not just unsecured creditors) to continue exploring alternative plans without Northwest’s heavy handed influence.3

4.     The consideration proposed by the Northwest Transaction, while understandably supported by the Committee, falls far short of Mesaba’s fair market value to the substantial detriment of Mesaba/MAIR’s non-insider shareholders.  Mesaba’s assets include, at a minimum, its filed proof of claim against Northwest for approximately $252.8 million, claims arising from its ongoing Saab business which is incremental to the proof of claim amount and is worth approximately $107.6 million, and its goodwill.  In short, Mesaba’s true value is at least $360.4 million.  The difference, then, between Mesaba’s true value and what Northwest is willing to “pay” for it is at least $216.4 million.  This represents a substantial 60% discount of Mesaba’s true value, and is evidence that Northwest’s proposed purchase price is insufficient by any objective standard.4

5.     Putting aside what the Shareholders believe is an appropriate market value for Mesaba, the Shareholders are unaware of any efforts to market or sell Mesaba to anyone other than Northwest.  Fast-tracking a sale to an insider in the absence of any attempt to

———————

3

Northwest is able to nominate and recommend for election a sufficient number of directors to the MAIR board so that if such directors are elected, there are three directors designated by Northwest serving on the board.  Northwest’s CEO, Douglas M. Steenland, was a MAIR board member prior to, during, and after the ASA was negotiated.  He resigned from the board after Northwest filed for chapter 11 protection, but one of Northwest’s designees, Pierson M. Grieve, is a current MAIR board member.

4

If the Saab business is excluded from Mesaba’s true value, the difference between what Northwest is willing to “pay” and Mesaba’s true value is in excess of $107.8 million—a 41% discount.

maximize value for all stakeholders through an open sale process or market test is not appropriate.  This is particularly true here given the facts and circumstances leading up to Mesaba’s bankruptcy filing, and Northwest’s injurious actions to the Debtor.  The Shareholders have every reason to believe that an open sale process would be fruitful.  In fact, they have been contacted by true arm’s-length third parties interested in purchasing Mesaba’s assets.

6.     It also bears noting that the proposed purchase price consideration (an $145 million allowed general unsecured claim) is not cash.  Mesaba would have to reduce the claim to cash, which may result in a recovery of substantially less than 100 cents on the dollar, or it would have to wait for a plan to be confirmed in the Northwest bankruptcy cases and bear the associated economic risk.  In addition, under certain circumstances, Northwest will have a so-called “Buyer Claim” in the amount of $7.3 million in the Mesaba case.  (See § 1.7 of the Northwest Transaction.)  Thus, Northwest will be paying itself a portion of the $145 million claim, ahead of the other MAIR shareholders.5

7.     The Committee asserts that acrimony between the principal parties has led to a stalemate, but this is not so and, even if it were, the equitable solution is not to permit the Committee to do an end run around Mesaba’s, MAIR’s, and MAIR’s shareholders’ corporate governance rights.  The Committee and its constituents may favor the sale to Northwest, and the Shareholders do not dispute that the Committee can act in its own self-interest.  But this self-interest is transparent and this Court must not let it trump the interests of all other stakeholders, particularly the MAIR shareholders who are the residual owners of the Debtor.

8.     As discussed more fully herein, the Court should deny the Motion because the Committee has not established cause to terminate exclusivity.  Moreover, notwithstanding the

———————

5

Northwest’s claim will be subordinated only to other allowed general unsecured claims.

Committee’s request for a “modification” of the Debtor’s exclusivity right, there is no provision in the Bankruptcy Code that permits the Debtor to transfer its exclusivity right to another party.  If the Committee is permitted to file a plan, then so should any other party in interest, including the Shareholders.

9.     In any event, if the Court grants the Motion and the Northwest Transaction becomes the cornerstone of the Committee’s plan (or any other parties’ plan, including the Debtor), then the United States Supreme Court’s teachings mandate that Northwest’s proposal be subjected to a fair market test.  Otherwise, that plan would violate the absolute priority rule.  This is because it would permit Northwest as the 28% shareholder in MAIR (and thus a de facto controlling shareholder in Mesaba) to contribute “new value” to acquire the reorganized equity in Mesaba without extending to other parties the fair opportunity to compete for that equity or to propose a competing plan.

10.     The Motion also conveniently makes no mention of the fact that Mesaba’s $252.8 million claim against Northwest is solely Mesaba’s property, its largest asset, and thus not the Committee’s to pursue and settle.  That the Committee will pursue and settle this claim is, of course, the practical consequence of the Motion and the expected Committee plan.  But without a grant of authority by this Court to that effect, the Committee may not do so.  The Committee ignores this because it is the MAIR shareholders (not unsecured creditors) who are the residual owners of the Debtor.  If any party other than the Debtor is given authority to pursue and settle that claim, it should be them.

JURISDICTION AND VENUE

11.     This Court has jurisdiction over the Motion pursuant to 28 U.S.C. § 1334.  This is a core proceeding within the meaning of 28 U.S.C. § 157(b)(2).  Venue is proper in this district under 28 U.S.C. §§ 1408 and 1409.  The statutory predicates for the relief sought herein are §§105(a), 1103, 1109, and 1121(d) of title 11 of chapter 11 of the United States Code (the “Bankruptcy Code”) and Fed. R. Bankr. P. 9014 and Local Rules 9013-1 through 9013-3.

RELIEF REQUESTED

12.     Pursuant to the Objection, the Shareholders ask that: (i) the Court deny the Motion.  If the Motion is granted: (i) exclusivity should be opened to permit any party to file a plan; and (ii) if any party, including the Committee or the Debtor, files a plan that incorporates the Northwest Transaction, the Court should direct the Debtor to impose a market test for the sale of Mesaba’s reorganized equity.

FACTUAL BACKGROUND

13.     Mesaba is a regional air carrier that operates all of its flights for Northwest pursuant to certain airline service agreements.  Mesaba is wholly owned by MAIR, which is a publicly traded company.  Northwest owns approximately 28% of the outstanding shares of MAIR and, at all times relevant to the pre-bankruptcy transactions described below, Northwest’s CEO served on Mesaba’s board of directors.  One of MAIR’s current board members was a Northwest appointee, and Northwest has veto rights over all MAIR board members.

14.     On August 29, 2005, Mesaba and Northwest entered into the ASA, whereby Mesaba agreed to provide Northwest with regional jet transportation services, turboprop services, and ground support services.  As part of the ASA, upon Northwest’s urging, MAIR contributed $31.7 million of capital to Mesaba.  On September 12, 2005, and less than two weeks after the ASA was executed, Northwest failed to make its first $19 million semi-monthly payment.  Two days later, Northwest filed for chapter 11 protection.

15.     The weeks following Northwest’s chapter 11 filing were extremely challenging for both Mesaba and MAIR.  During that time, Northwest failed to meet its obligations under the ASA in many significant respects and, as a result, Mesaba was thrown into a tailspin.  On October 13, 2005, as a direct result of Northwest’s breaches of the ASA, Mesaba filed for chapter 11 protection.

16.     On August 15, 2006, Mesaba filed a proof of claim in the Northwest chapter 11 bankruptcy case in the amount of $252,821,231.  This amount does not include Mesaba’s goodwill or the value of its Saab business, which the Shareholders estimate is worth at least $107.6 million.

ARGUMENT

I.     The Committee Has Failed to Establish Cause to Terminate Exclusivity

17.     The Committee, as the party seeking to terminate exclusivity, has the burden of establishing “cause” under § 1121(d) of the Code.  In re Interco, Inc., 137 B.R. 999, 1000 (Bankr. E.D. Mo. 1992).  This is a “heavy burden” which the Committee has wholly failed to satisfy.  Id. at 1000.  The elements that constitute “cause” are not listed or outlined in the Bankruptcy Code, but caselaw has identified factors that normally are considered when determining whether “cause” exists to reduce or increase a debtor’s exclusivity period.  Courts typically rely on nine enumerated factors: (i) the size and complexity of the case; (ii) the necessity for sufficient time to permit the debtor to negotiate a plan of reorganization and prepare adequate information; (iii) the existence of good faith progress toward reorganization; (iv) the fact that the debtor is paying its bills as they become due; (v) whether the debtor has demonstrated reasonable prospects for filing a viable plan; (vi) whether the debtor has made progress in negotiations with creditors; (vii) the amount of time which has elapsed in the case;

(viii) whether the debtor is seeking an extension of exclusivity in order to pressure creditors to submit to the debtor’s reorganization demands; and (ix) whether an unresolved contingency exists.  In re Dow Corning Corp., 208 B.R. 661, 664 (Bankr. E.D. Mich. 1997).

18.     The Committee cites only one factor from the above list—whether the debtor is seeking an extension of exclusivity in order to pressure creditors to submit to the debtor’s reorganization demands—and argues that MAIR may use its ability to cause a stalemate at the Debtor’s board of directors or withhold its approval of the Northwest Transaction to either extract additional consideration from Northwest or from unsecured creditors.  Here, though, the Committee has it backwards.  It seeks to terminate exclusivity so that it may pressure the MAIR shareholders to accept a sale that grossly undervalues Mesaba, to the detriment of Mesaba’s non-insider stakeholders.  The Committee’s Motion is precisely why exclusivity should continue in the Debtor—the Committee’s intentions (although understandable) are not in the best interests of the entire estate, only unsecured creditors.  Furthermore, the Committee’s speculation about what MAIR “may” do with the exclusive period has no support in reality.

19.     The Committee cites the case of In re Henry Mayo Newhall Memorial Hosp., 282 B.R. 444 (B.A.P. 9th Cir. 2002) in support of its argument.  That case, however, supports the Shareholders’ position, not the Committee’s.  In Henry Mayo, the Bankruptcy Appellate Panel upheld the Bankruptcy Court’s extension of exclusivity, finding that the key question in deciding whether to grant an extension is whether it would function “to facilitate movement towards a fair and equitable resolution of the case, taking into account all the divergent interests involved.”  In re Henry Mayo Newhall Memorial Hosp., 282 B.R. at 453.

20.     Here, denying the Motion may actually spur movement in the case, since it could lead to negotiations between Northwest, the Committee, the Debtor’s management and the

MAIR shareholders.  This may avoid costly litigation going forward, including a contested confirmation and related state court litigation involving MAIR.  The Committee argues that granting the Motion will move the case forward, but it will do nothing more than tilt the playing field inequitably in Northwest’s favor.

21.     The Committee also cites In re Texaco, Inc., 81 B.R. 806 (Bankr. S.D.N.Y. 1988) for the proposition that plan exclusivity provisions should not be employed as a tactical advice to put pressure on parties to yield to a plan they consider unsatisfactory.  Again, though, there is nothing more than speculation offered by the Committee, and this is precisely what the Committee seeks to do to the Shareholders, i.e., to manipulate § 1121(d) to facilitate an insider transaction that “hits the bid” for creditors only.

22.     The Committee’s reliance on Texaco is also misplaced.  That case involved an attempt by corporate financier Carl Icahn to terminate exclusivity to file a plan that was substantially similar to the plan that was jointly negotiated by all of the main parties in the case.  Icahn’s plan, however, differed slightly from the joint plan in that it would have amended Texaco’s Certificate of Incorporation and By-Laws so as to effect certain changes in corporate governance.  The Court denied the motion and noted that under the joint plan, “[a]ll of the debtors’ shareholders are accorded under the Texaco Joint Plan the same rights they possessed before the commencement of the Chapter 11 cases” and that the “Joint Plan does not disturb the voting power of shareholders or their rights.”  Texaco, 81 B.R. at 809.  Here, the Committee seeks to terminate exclusivity so that it can rewrite and nullify corporate governance protections.  This is an improper use of the Bankruptcy Code.

23.     Several of the above nine factors militate in favor of denying the Motion and preserving exclusivity.  The second, third and fifth  factors—the necessity of sufficient time to permit the debtor to negotiate a plan of reorganization and prepare adequate information and progress toward a plan or reorganization—are closely tied and favor retention of the Debtor’s exclusivity.  The Debtor should be permitted to develop its own plan and determine whether it can reorganize as a stand-alone entity or maximize value with an arm’s length third-party transaction.  Indeed, given the recent appointment of an additional member to the Debtor’s board of directors, the Debtor and MAIR should be given sufficient time to evaluate all viable alternatives and to properly discharge their fiduciary duties.  For example, the Shareholders are meeting with an established airline today, and they have had meaningful discussions with that party concerning the substantial value in Mesaba even if Northwest is not its sole business partner.  Mesaba has substantial assets, including its $252.8 million proof of claim against Northwest, its Saab business, and its goodwill.  If the Debtor’s board of directors and MAIR are unable to see clear of their close ties with Northwest, then the MAIR shareholders should be authorized to pursue claims on the Debtor’s behalf.

24.     The sixth factor is whether the Debtor has made progress in negotiations with creditors.  As this Court well knows, a significant amount of time in the Debtor’s case has been devoted to negotiations with its labor unions.  These negotiations resulted in cheaper flying for Mesaba and a $22.7 million claim for the unions.  Should Mesaba be sold to Northwest, Northwest will be the sole beneficiary of these cleared hurdles, without having suffered any of the substantial burdens.  This includes having the $22.7 million claim come out of the $145 million allowed claim purchase price (and thus at the MAIR shareholders’ expense).

25.     The substantial savings associated with the labor negotiations that will inure solely to Northwest’s benefit is just one example of Northwest’s opportunism vis-à-vis the MAIR shareholders.  Another example is Northwest’s contractual obligation under the ASA to award CRJ flying to Mesaba, which it never delivered on.  Mesaba, for its part, spent a great deal of time and money training pilots and getting the necessary regulatory approvals, and is now certified for CRJ flying.  The Shareholders believe that if Northwest purchases Mesaba it will award CRJ flying to reorganized Mesaba (essentially to itself), and that the value of the CRJ flying to Northwest will exceed the value of its bid for Mesaba.  Thus, in the event the sale goes through, Northwest will be richly rewarded for breaching the ASA, which will again fall squarely on the backs of the Mesaba stakeholders.

26.     The seventh factor—the time elapsed in the case—also weighs in favor of the Debtor retaining exclusivity.  This case has been pending for a little longer than one year, and with the labor hurdles cleared, time and effort can be devoted solely to pursuing and implementing a successful reorganization.  The time elapsed thus far has been well spent in making progress towards eliminating contingencies; it is a far cry to say that the delay has been so substantial that exclusivity should be terminated (the Committee cites no authority—particularly in the airline industry—for such a bold proposition).

27.     The Committee also argues that terminating exclusivity is necessary because there are “acrimonious relations among the principal parties” in this case.  The Committee posits that because the Debtor’s board of directors and MAIR may not permit the Debtor to file a plan that incorporates the agreement by January 15, 2007—the self-imposed Northwest deadline in the Northwest Transaction for a party to file such a plan—this militates toward terminating exclusivity.  Here, the Debtor confuses acrimony with the Debtor’s board of directors and MAIR with the board’s and MAIR’s consideration of their respective fiduciary duties to all stakeholders.  That the Northwest Transaction has not been approved, the

Shareholders submit, is not evidence of acrimony but is instead an indication that the Northwest Transaction grossly undervalues the Debtor’s assets.

28.     As noted above, the $145 million claim that Mesaba would receive for its assets and claims against Northwest is just a fraction of Mesaba’s true market value.  The Committee may dispute the Shareholders’ contention, but the fact remains that the Debtor was not marketed to prospective buyers and the “settlement” of claims against Northwest are for just enough consideration to make creditors content.  There is no official equity committee of the Debtor because the Debtor is wholly-owned by MAIR and controlled by its board of directors; the Committee wants to take away the only voice shareholders have (the board) and impose a fast-track insider plan that benefits just one shareholder, Northwest.

29.     Nor is the fact that a plan that incorporates the Northwest Transaction “must be” filed by January 15, 2007 persuasive.  This self-imposed deadline is supposedly required so that Mesaba may be considered for a regional jet contract from Northwest.  But any value from that contract will be a future benefit only to Northwest as the owner of reorganized Mesaba, not Mesaba/MAIR’s non-insider shareholders.  Is the Committee really suggesting that the Northwest Transaction needs to be fast-tracked so that Northwest may maximize its investment in Mesaba?  This is nonsense.  Accordingly, the Motion should be denied.6

———————

6

The Committee also argues that, pursuant to § 105(a) of the Bankruptcy Code, the Court may enter an order gutting Mesaba’s bylaws and the requirement that the Debtor’s board of directors and MAIR must approve the Northwest Transaction.  This is not an issue that is before the Court at this time, and the Shareholders reserve all rights to brief this issue at a later date.

II.     If the Motion is Granted, Exclusivity Should be Opened to All Parties in Interest, and if any Party Files a Plan that Incorporates the Northwest Transaction, the Court Should Direct the Debtor to Impose a Market Test for the Sale of Mesaba’s Reorganized Equity

30.     If the Court permits the Committee to terminate exclusivity, it should permit any party in interest to file a plan.  There is no provision in the Bankruptcy Code that permits one party to shift exclusivity to another.  See In re Dark Horse Tavern, 189 B.R. 576, 583 (Bankr. N.D.N.Y. 1995) (“As Debtor’s period of exclusivity to file a plan has terminated, any party in interest, including equity security holders, may file a disclosure statement and a plan of reorganization pursuant to § 1121(c) and Fed. R. Bankr. P. 3016(a)”).  Indeed, the plain language of § 1121(c) provides that once exclusivity has terminated, any party in interest may file a plan.  See 11 U.S.C. § 1121(c).

31.     In any event, should the Northwest Transaction become a cornerstone of the Committee’s plan or any other parties’ plan (including the Debtor), the Court should also permit a competitive bidding process.  This is because a plan may not allow a class of equity holders (let alone a single controlling shareholder like Northwest) to retain property of the reorganized debtor over the objection of other equity holders.  See Bank of Am. Nat’l Trust and Saving Ass’n v. 203 LaSalle Street Partnership, 526 U.S. 434 (1999).  In LaSalle, the Supreme Court held that a plan could not be confirmed over the objection of a class of impaired creditors where it provided that existing equity holders could contribute “new value” to acquire interests in the reorganized entity, “without extending equity holders an opportunity to anyone else either to compete for that equity or to propose a competing reorganization plan.”  Id. At 454.  The plan violated the absolute priority rule by providing “junior interest holders with exclusive opportunities free from competition and without benefit of market valuation.”  Id. At 458.

32.     The principles established in LaSalle apply with equal force and logic in the circumstances present here, in which MAIR’s shareholders’ rights are impaired.  Northwest as existing equity will acquire ownership of Mesaba’s reorganized equity by a price that Northwest set for that acquisition, without the benefit of a market test of the fixed price.  Consequently, this Court should require the acquisition of Mesaba’s reorganized equity to be subjected to a market test.

III.     The Committee Has no Authority to Pursue and Settle the Debtor’s Claim

33.     The practical effect of the Motion, and the resulting Committee’s plan, would be to grant the Committee authority to pursue and settle the Debtor’s $252.8 million claim against Northwest.  This claim, it bears noting, is the single largest asset of the Debtor’s estate and is the Debtor’s property.  In the absence of a grant of derivative standing to pursue and settle the claim, it is simply not the Committee’s to settle.  It is well settled that a creditors’ committee has a right to act on a debtor’s behalf for such matters as settling claims only when the trustee or debtor unjustifiably fails to bring suit or abuses its discretion in not suing.   See Unsecured Creditors Comm. of Debtor STN Enters., Inc. v. Noyes (In re STN Enters.), 779 F.2d 901 (2d Cir. 1985); see also Official Comm. of Unsecured Creditors of Cybergenics Corp. ex rel. Cybergenics Corp. v. Chinery, 330 F.3d 548, 583 (3d Cir. 2003) (en banc); In re Lauer, 98 F.3d 378, 388 (8th Cir. 1996) (“The courts in this circuit have consistently followed the rule and have held that individual creditors of a bankruptcy estate do not have standing to assert claims of voidable transfers.”); In re Newcorn Enterprises Ltd., 287 B.R. 744, 749 (Bankr. E.D. Mo. 2002) (stating that “the Eighth Circuit Court of Appeals’ position is that derivative standing is available to nontrustees when the trustee/debtor-in-possession is unable or unwilling to pursue claims on behalf of the estate.”).  The Committee ignores this standard, instead hoping to circumvent its requirements through a “modification” of exclusivity.  This is not permissible, and the Court should deny the Motion.

34     In any event, the Committee could not meet this standard under any circumstance.  It is the MAIR shareholders—not unsecured creditors—who are the residual claimants in this case.  If any party other than the Debtor is given authority by the Court to pursue and settle the $252.8 million claim, it should be them.  For the moment, the Shareholders do not seek authority to settle the claim.   However, in the event that the Debtor’s board of directors and MAIR are unable to act in an appropriate manner and in an acceptable period of time, then the Shareholders may seek authorization to pursue and settle the claim on the Debtor’s behalf.

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CONCLUSION

35.     For the reasons set forth above, the Shareholders respectfully request that the Court deny the Motion.  If the Motion is granted: (i) exclusivity should be opened to permit any party to file a plan; (ii) and if any party (including the Committee or the Debtor) files a plan that incorporates the Northwest Transaction, the Court should direct the Debtor to impose a market test for the sale of Mesaba’s reorganized equity; and (iii) the Court should grant the Shareholders such other relief as is just, fair and equitable.

Dated:  January 8, 2007

STEIN & MOORE, P.A.

By:  Kristin Nogosek

The First National Bank Building

322 Minnesota Street

St. Paul, Minnesota 55101

(651) 224-9683

Counsel to Riley Investment Partners Master Fund,  L.P. and Thales Fund Management, LLC

- and -

MILBANK, TWEED, HADLEY & MCCLOY LLP

Susheel Kirpalani (SK 8926)

Joseph G. Minias (JM 6530)

1 Chase Manhattan Plaza

New York, New York 10005-1413

(212) 530-5000

Counsel to Riley Investment Partners Master Fund,  L.P. and Thales Fund Management, LLC

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